June 23, 2006

Mr. Jim Rosenberg

United States Securities and Exchange Commission

Division of Corporate Finance

100 First Street, N.E.

Washington, DC 20549

RE:	Horizon Health Corporation
Form 10-K for the Fiscal Year Ended August 31, 2005
Filed November 14, 2005
File No. 001-13626

Dear Mr. Rosenberg,

This letter is in response to the additional clarification requested by the SEC staff to the prior responses contained in our letters dated May 5, 2006, and June 6, 2006, to the original SEC request letter dated March 20, 2006. As requested by the staff, our complete response to the item as revised is set forth below. The responses are marked to indicate all changes from our June 6 response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Critical Accounting Policies and Estimates, page 59

Allowances for Doubtful Accounts, page 60

1.	SEC Comment: Please provide to us the following, in disclosure-type format, so that we may better understand the nature and impact of this estimate on your operations:

•	Disclose the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as bad debt and when a write off is recorded. Clarify the threshold i.e. amount and age for account balance write-offs.

•	Disclose the day’s sales outstanding for each period presented. Disclose the reasons for significant changes from the prior period.

•	Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria, i.e. unbilled, less than 30 days, 30 to 60 days, etc. or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification, i.e. Contract management, Medicare, Medicaid, Managed care and other, and Self-pay. We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

•	Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from the various payors as of the latest balance sheet date could have on financial position and operations.

•	Explain in greater detail why as discussed on page 51 under the heading “Provision for Doubtful Accounts” the acquisitions in your hospital services group had such a significant impact on this balance.

Company response:

The following response is provided to the Commission in disclosure-type format to address your comments regarding our MD&A disclosure relating to Allowances for Doubtful Accounts:

Allowances for Doubtful Accounts: The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. It is the Company’s policy to record an allowance for doubtful accounts if a receivable balance remains outstanding in excess of 90 days for the behavioral health contract management services, physical rehabilitation contract management services and EAP services groups. Discretionary amounts may be reserved prior to aging 90 days and are based on the likelihood of recoverability of accounts receivable considering such factors as past experience and taking into account current collection trends that are expected to continue. Factors taken into consideration in estimating the allowances include amounts past due, in dispute, or a client which the Company believes might be having financial difficulties. If economic, industry, or specific customer business trends worsen beyond earlier estimates, the Company may increase the allowances for doubtful accounts by recording additional expense. Legal fees expended in the pursuit of the outstanding amounts are considered “recovered” prior to the reversal of any previously written off bad debt.

The primary collection risk with regard to patient receivables associated with the Company’s hospital services group lies with uninsured patient accounts or patient accounts whereby the primary insurance carrier has paid the amounts covered by the applicable agreement, but the portion of the amount that is the patient’s responsibility (primarily deductibles and co-payments) remains outstanding. The Company estimates the allowance for doubtful accounts for these receivables primarily based upon the age of the patient accounts receivable, the patients’ economic ability to pay and the effectiveness of historical collection efforts. It is the Company’s policy for the hospital services group to record an allowance for doubtful accounts if a receivable balance remains outstanding in excess of 120 days. Additionally, it is the Company’s policy, based on historical experience, to fully reserve for any self-pay balances outstanding on the date of discharge. Accounts receivable acquired through an acquisition are recorded at net realizable value. The Company continually monitors its accounts receivable balances and utilizes cash collection data to support its estimates of the provision for doubtful accounts. Discretionary amounts may be reserved prior to aging 120 days from discharge upon review of the account and upon determination that the collection of the account or a portion thereof is uncollectible. Significant changes in payor mix or business office operations could have a significant impact on the Company’s results of operations and cash flows.

The Company employs a full time Business Office Manager at each of its free-standing hospital facilities who is responsible for billing and collection efforts. The Company also employs a Credit Risk Manager at the National Support Center whose primary responsibility is the collection of outstanding receivable balances for the behavioral health contract management services and physical rehabilitation contract management services groups. Collections for the EAP services group are performed by the billing function for this group. It is the Company’s policy to write off receivable balances or portions thereof against the allowance for doubtful accounts if all collection efforts have been exhausted and the account is deemed to be uncollectible.

As of August 31, 2005, the Company’s days sales outstanding was 47.7 days, an increase of 6.5% from 44.8 days at August 31, 2004. As of August 31, 2004, the Company owned and operated a total of two freestanding behavioral facilities, compared to five such facilities at August 31, 2005.

Shown below is our payor mix concentrations and related aging of net accounts receivable for our hospital services, contract management services (includes the behavioral health and physical rehabilitation contract management services groups), and EAP services groups as of August 31, 2005 and 2004 (in thousands):

As of August 31, 2005:

	Days outstanding					Total
	0 – 30	31 - 60	61 - 90	91 - 120	Over 120
Hospital Services
Medicare	$1,421	$410	$79	$132	$9	$2,051
Medicaid	2,856	284	273	204	508	4,125
HMO/PPO/Commercial	5,260	1,185	762	463	151	7,821
Self-pay	445	185	245	123	147	1,145
Other	692	14	36	16	—	758

Total Hospital Services	10,674	2,078	1,395	938	815	15,900

Contract Management Services (a)	8,101	2,292	461	99	77	11,030

EAP Services (b)	1,191	713	40	—	2	1,946

Total Accounts Receivable, net	$19,966	$5,083	$1,896	$1,037	$894	$28,876

% of Total Accounts Receivable	69.1%	17.6%	6.6%	3.6%	3.1%

(a)	Payor class consists of acute-care hospital facilities.
(b)	Payor class consists of third-party insurance carriers and commercial organizations.

As of August 31, 2004:

	Days outstanding					Total
	0 – 30	31 – 60	61 – 90	91 – 120	Over 120
Hospital Services
Medicare	$139	$178	$179	$20	$3	$519
Medicaid	2,694	313	118	61	50	3,236
HMO/PPO/Commercial	886	469	234	91	—	1,680
Self-pay	—	—	—	—	—	—
Other	751	76	57	15	—	899

Total Hospital Services	4,470	1,036	588	187	53	6,334

Contract Management Services (a)	8,181	2,173	344	90	569	11,357

EAP Services (b)	996	533	16	—	1	1,546

Total Accounts Receivable, net	$13,647	$3,742	$948	$277	$623	$19,237

% of Total Accounts Receivable	70.9%	19.5%	4.9%	1.4%	3.2%

(a)	Payor class consists of acute-care hospital facilities.
(b)	Payor class consists of third-party insurance carriers and commercial organizations.

The Company’s provision for doubtful accounts increased approximately $3.5 million from $869,000 for the year ended August 31, 2004, to $4.4 million for the year ended August 31, 2005, primarily as a result of the acquisitions in the Company’s hospital services group. Our freestanding behavioral health facilities historically experience higher bad debt expense and days sales outstanding than the behavioral health contract management services, physical rehabilitation contract management services, and EAP services groups. Accordingly, as the Company acquires additional free-standing behavioral health facilities, bad debt expense and days sales outstanding is expected to increase as the percentage of consolidated revenues derived from free-standing behavioral health facilities increases. The Company owned and operated two facilities for only a portion of the year ended August 31, 2004. These two facilities were operated by the Company for the entire year ended August 31, 2005, and an additional three facilities were acquired during that period.

The Company acquired its first free-standing hospital with the acquisition of Michiana Behavioral Health Center in April 2004. Subsequent to this, we acquired four additional free-standing behavioral health hospital facilities through the period ended August 31, 2005. The Company is currently in the process of accumulating historical collection experience related to the operation of our free-standing hospitals and we will reassess our method of estimating bad debt based upon our findings. Additionally, the Company will continue to analyze collection experience for accounts outstanding over 120 days, and as a result of this analysis it is reasonably possible that the Company may change its method of estimating bad debt to fully reserve for balances outstanding over 180 days. If the Company was to change its method of estimating bad debt to fully reserve for balances outstanding over 180 days as opposed to balances outstanding over 120 days, the impact of such a change would have reduced the provision for bad debt for the year ended August 31, 2005 by approximately $562,000. This change in method of estimate would not impact self-pay payors as we will continue to reserve 100% of these balances from the date of discharge.

Hospital Services – Total receivables grew from approximately $6.3 million at August 31, 2004, to $15.9 million at August 31, 2005 due to the acquisitions mentioned above. Approximately 80% of the receivable balance at August 31, 2005 was within 60 days outstanding. At August 31, 2005, approximately $1.1 million of the $4.1 million in total Medicaid receivables outstanding and approximately $414,000 of the $508,000 in Medicaid receivables outstanding over 120 days relates to unbilled amounts from the Laurelwood facility due to problems encountered subsequent to our acquisition in January 2005 in obtaining our Medicaid provider number for this facility. These amounts were collected subsequent to August 31, 2005. The remaining hospital services balance outstanding in the over 120 days column at August 31, 2005 represents receivables acquired that were recorded at net realizable value from the Friends Hospital acquisition that occurred in July 2005. In accordance with this purchase agreement, uncollected accounts receivable were settled post-closing through purchase price adjustments in fiscal year 2006.

Contract Management Services – Total receivables decreased from approximately $11.4 million at August 31, 2004 to $11.0 million at August 31, 2005. Approximately 94% of the receivable balance at August 31, 2005 was within 60 days outstanding. At August 31, 2005, the balance in the 91 – 120 days column relates to payment received subsequent to year end on a past due invoice from one customer. The balance in the over 120 days column relates to Medicaid cost report settlement payments due from one customer.

EAP Services – Total receivables increased from approximately $1.5 million at August 31, 2004 to $1.9 million at August 31, 2005. Approximately 98% of the receivable balance at August 31, 2005 was within 60 days outstanding.

The clients in the Company’s contract management and EAP services groups are primarily corporate entities and acute-care hospitals whereas, clients for the Company’s hospital services group range from governmental agencies, such as Medicare, to individuals with no insurance (self-pays).

The Company will plan on including this comparable level of detail for the Management’s Discussion & Analysis disclosure related to our accounting policies for the Allowances for Doubtful Accounts in our future filings on Form 10-K. In addition, the Company will provide a summary of this policy in our critical accounting policies.

Allowance for Contractual Discounts, page 60

2.	SEC Comment: For each period presented, please quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2005, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2004 and the amount of the new estimate or settlement amount that was recorded during 2005.

Company response:

During the year ended August 31, 2005, the Company recorded a net decrease in the allowance for contractual discounts of approximately $19,000 related to additional income that was received in 2005 as a result of Medicare cost report settlements for the 2004 fiscal year for our Michiana Behavioral Health and Poplar Springs facilities. Adjustments related to settlements during fiscal 2005 for other payor classes were insignificant.

The allowance for contractual discounts balance remaining on the balance sheet at the end of each period consists primarily of contractual discounts relating to unbilled payor accounts. For the period ended August 31, 2004, the balance of the Allowance for Contractual Discounts was approximately $509,000. During the 2005 fiscal year, the allowance increased by approximately $3,687,000 because of the acquisitions of the Laurelwood, Friends and River Park facilities. Delays encountered in obtaining our Medicare provider number for the Laurelwood facility contributed approximately $2.8 million to this increase. Additionally, the net increase in the allowance at the Michiana & Poplar Springs facilities owned at the beginning of the 2005 fiscal year was approximately $500,000 (net of the $19,000 decrease mentioned above) and was due to the Company operating these facilities for the full year in fiscal 2005 as opposed to only a portion of fiscal year 2004. For the period ended August 31, 2005, the balance of the Allowance for Contractual Discounts was approximately $4,696,000. The Company obtained the Medicare provider number for the Laurelwood facility during the 2006 fiscal year and anticipates that the balance of the Allowance for Contractual Discounts at the end of the year will be significantly lower on a facility by facility basis. Any delays encountered in obtaining Medicare provider numbers for a newly acquired facility and its expected impact on the balance of the Allowance for Contractual Discounts will be disclosed in our future filings on Form 10-K.

For the year ended August 31, 2004, hospital services net revenue of approximately $10.1 million consisted of $18.5 million of gross revenue with contractual adjustments of approximately $8.4 million or 45.6% of gross revenue. For the year ended August 31, 2005, hospital services net revenue of approximately $60.6 million consisted of $108.5 million of gross revenue with contractual adjustments of approximately $49.8 million or 45.9% of gross revenue, and other hospital revenue of approximately $1.9 million.

The Company will plan on including this comparable level of detail for the Management’s Discussion & Analysis disclosure related to our accounting policies for the Allowance for Contractual Discounts in our future filings on Form 10-K.

In connection with our responses above, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings with the Securities and Exchange Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 972-420-8222 if you have any additional questions or comments.

Sincerely,

/s/ John Pitts
John Pitts

Executive Vice President Finance and Chief Financial Officer